Mail Stop 3561

October 6, 2009

By Facsimile and U.S. Mail

Mr. Jonathan Bush
Chief Executive Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

> **Re: athenahealth, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **File No. 001-33689**

Dear Mr. Bush:

We have reviewed your response to our letter dated September 8, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

General

1. We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel's letter to us dated September 22, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Cash Incentives Awards, page 24

2008 Awards, page 24

2. We note your response to comment five of our letter dated September 8, 2009. Please confirm that the specific performance measures and targets that you have not disclosed in your 2008 proxy statement are the same performance measures and targets that were the subject of your discussions with the Staff in connection with your initial public offering and that were determined by the Staff would cause competitive harm if publicly disclosed.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Bison
        Goodwin Procter LLP
        Via Facsimile